SECURITIES AND EXCHANGE COMMISSIONWashington, D.C.  20549
                         SCHEDULE 13DAmendment No. 4

                  Under the Securities Exchange Act of 1934

                          PETRIE STORES CORPORATION
                               (Name of Issuer)
                   Common Stock, par value $1.00 per share
                       (Title of Class and Securities)

          716434-10-5
                         (CUSIP Number of Class of Securities)

                                Peter A. Left
          Vice Chairman, Chief Operating Officer,
          Chief Financial Officer and Secretary
          Petrie Stores Corporation
          70 Enterprise Avenue
          Secaucus, New Jersey 07084
          201-866-3600
               (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                   Copy to:

          Alan C. Myers, Esq.
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York  10022
          (212) 735-3000

                               August 23, 1994
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                                            (  )
          Check the following box if a fee is being paid with this statement:
                                                            (  )



               This statement amends and supplements the Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission by Milton Petrie ("Petrie") in connection with his ownership of shares of common stock, par value $1.00 per share (the "Shares"), of Petrie Stores Corporation, a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Statement:

          Item 4.  Purpose of Transaction.

               Item 4 is hereby amended and supplemented by adding the following:

               On August 23, 1994, Petrie, by act of his attorneys-in-fact, entered into a Voting Agreement and Proxy (the "Voting Agreement") with WP Investors, Inc., a Delaware corporation ("WP"), pursuant to which Petrie agreed to vote the Shares held by him, or execute a consent with respect to such Shares, in favor of the transactions contemplated by the Stock Purchase Agreement, dated as of August 23, 1994, between the Company and WP (the "Stock Purchase Agreement"). Petrie, by act of his attorneys-in-fact, also granted to WP an irrevocable proxy to vote his Shares in favor of the transactions contemplated by the Stock Purchase Agreement. The Voting Agreement contains restrictions on, among other things, Petrie's ability to dispose of or pledge Shares.

               Pursuant to the Stock Purchase Agreement, WP and one or more of its non-affiliated designees (collectively, the "Buyer") will purchase the shares of common stock (the "Stock Purchase") in a Delaware subsidiary of the Company ("Retail Holding Company"), to which all of the retail operations of the Company will have been transferred prior to the closing date of the Stock Purchase. The purchase price will be $190 million in cash (the "Purchase Price"). The closing of the Stock Purchase is conditioned upon, among other things, the closing of the Company's share exchange transaction with Toys "R" Us, Inc., a Delaware corporation ("Toys"), pursuant to an Acquisition Agreement between the Company and Toys, dated as of April 20, 1994 (the "Toys Agreement"). The Toys Agreement provides that the Company will transfer all of the common stock, par value $.10 per share, of Toys ("Toys Shares") held by the Company and its subsidiaries and cash to Toys in exchange for Toys Shares with an equivalent value, less approximately $115 million. The closing of the transaction with Toys is conditioned upon, among other things, the disposition of the Company's retail operations in a manner to be determined by the Company's Board of Directors and the Company receiving a private letter ruling from the Internal Revenue Service to the effect that the transactions contemplated by the Toys Agreement will not give rise to the recognition by the Company, its shareholders or Toys of a material amount of taxable income (the "IRS Ruling"). The Company's obligations under both agreements are also conditioned upon, among other things, the Company reducing its contingent liabilities, primarily retail lease guarantees, to less than $200 million and the approval of the transactions contemplated by both agreements by the holders of two-thirds of the Company's outstanding common shares. As part of the Stock Purchase, Buyer will assume a substantial portion of the Company's liabilities and the Company will retain certain contingent liabilities. Promptly after the closing of the transaction with Toys and the Stock Purchase, the Company will liquidate and distribute to its shareholders all of the Toys Shares received in the exchange, except an amount to be held in a liquidating trust to cover the Company's contingent liabilities at the closing of the Toys transaction. The Buyer's obligations to close the Stock Purchase are conditioned upon, among other things, its receipt of financing and the Company's receipt of sufficient consents from landlords. The Stock Purchase may be terminated if it is not consummated by January 31, 1995.

               A copy of the Voting Agreement is filed as Exhibit F to this Statement and is incorporated herein by reference. A copy of the Stock Purchase Agreement is filed as Exhibit G to this Statement and is incorporated herein by reference. A copy of the Press Release, dated August 23, 1994, announcing the signing of the Stock Purchase Agreement, is filed as Exhibit H to this Statement and is incorporated herein by reference. A copy of the Toys Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference.

          Item 6.  Contracts, Agreements, Underwritings or

          Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended and supplemented by adding the following:

               On August 23, 1994, Petrie entered into the Voting Agreement with WP. The Voting Agreement was executed on behalf of Petrie by his attorneys-in-fact, pursuant to a power of attorney ("Power of Attorney") granted March 15, 1983 to each of Bernard Petrie, Joseph H. Flom, Jerome A. Manning and Albert Ratner. A copy of the Voting Agreement is filed as Exhibit F to this Statement and is incorporated herein by reference. The Power of Attorney was previously filed as an exhibit to this Statement and is incorporated herein by reference.

          Item 7.   Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding the following exhibits:

          Exhibit F           Voting Agreement and Proxy, dated as
                              of August 23, 1994, between Milton
                              Petrie and WP Investors, Inc.

          Exhibit G           Stock Purchase Agreement, dated as of
                              August 23, 1994, between Petrie
                              Stores Corporation and WP Investors,
                              Inc.

          Exhibit H           Press Release, issued August 23,
                              1994.



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  August 26, 1994

                                   MILTON PETRIE

                                   By:  /s/ Peter A. Left
                                        Peter A. Left
                                        Attorney-in-Fact



                                    EXHIBIT INDEX

          Exhibit

          F              Voting Agreement, dated as of
                         August 23, 1994, between Milton
                         Petrie and WP Investors, Inc.

          G              Stock Purchase Agreement, dated as
                         of August 23, 1994, between Petrie
                         Stores Corporation and WP Investors,
                         Inc.

          H              Press Release, issued
                         August 23, 1994.